October 22, 2012

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C.  20549

Re:	Gilat Satellite Networks Ltd. Form 20-F
for Fiscal Year Ended December 31, 2011, as Amended
Filed on April 2, 2012 File No. 000-21218

Dear Mr. Spirgel:

We are submitting this letter in response to the written comment repeated below of the Staff of the Securities and Exchange Commission in a letter to Mr. Yaniv Reinhold, Chief Financial Officer of Gilat Satellite Networks Ltd. (the "Company"), dated September 24, 2012, with respect to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

1. “We note that a significant amount of your revenue is derived from government contracts, particularly contracts with the Departments of Defense and Homeland Security. In a note to the financial statements, please disclose your accounting policies for government contracts and provide the related disclosures, and advise us. Refer to ASC 912-235-50-1.”

Response

As further detailed below and as will be clarified in future filings, neither the Company nor our Wavestream subsidiary to which the relevant paragraphs refer, derive revenues from contracting directly with the Departments of Defense and Homeland Security, or from subcontracting such contracts. Wavestream derives revenues from the sale of network equipment to customers, mainly system integrators that contract with governmental authorities as part of defense programs. It should be clarified that the word "directly" included in the referred section is a typo and will be amended in future filings.

To illustrate, below is a Department of Defense Supply Chain diagram:

As you can see from the above diagram, our current position in such supply chain is that of a component supplier.

Under its agreements with these contractors and system integrators, the Company does not subcontract part or any of the contracts these contractors or system integrators may have with the governmental authorities. As such, the Company's management believes that the provisions of ASC 912-235-50-1 for disclosure do not apply. Furthermore, the Company has reviewed the provisions in ASC-912 that provide accounting guidance for certain types of transactions or provisions in governmental contacts and particularly the disclosure required in ASC 912-235-50-1 and believe that is not applicable as the agreements do not include such provisions. The Company is not engaged in cost plus fixed-fee contracts that are subject to renegotiation, price redetermination estimated to result in retroactive price reduction or fixed-price war and defense supply contracts terminable, in whole or in part, for the convenience of the government. Nor is the Company engaged in long term projects or fixed price cost plus arrangements or equivalent that requires measurement of project progress.

The Company recognizes revenues under these agreements upon delivery of the completed products, subject to all other criteria being met and when the payment becomes unconditional. Generally the Company reviews each contract and determines whether it meets SAB 104 criteria for recognizing revenues, i.e. whether persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured. Should the Company become subject to contracts as provided in ASC 912 it will provide the appropriate disclosure under the guidance as referred to in your comment.

It is respectfully advised that the disclosure referred to by the Staff was intended to provide qualitative information about the general risks relating to our business in the future (particularly Wavestream) with respect to the sale of products to contractors and system integrators in the defense sector. These customers are heavily dependent on the DoD budget, and when the DoD budget is reduced and programs are cancelled or may be potentially reduced in scope, our customers may reduce or hold their new purchase orders as we partially experienced in 2011.

Lastly, while we believe that the disclosures under ASC 912-235-50-1 are not applicable, it should be further clarified that the Company contracts directly with the government of Colombia in the Compartel projects for which we provide detailed disclosure about the terms of the transactions and the related accounting.

In connection with responding to the Staff’s comments, the undersigned, Yaniv Reinhold, acknowledges on behalf of the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact me at (+972) 3-9252264  or our counsel, Mr. Steven Glusband of Carter Ledyard & Milburn LLP at (212) 238-8605.

Very truly yours, Yaniv Reinhold, Chief Financial Officer

cc: Steven J. Glusband (by email)

Gilat Satellite Networks Ltd.
21 Yegia Kapayim St., Kiryat Arie
Petah Tikva 49130, Israel
Tel: (972)3 925-2000, Fax: (972)3 925-2222
www.gilat.com